428

08001679

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Seven Bank Ltd.

*CURRENT ADDRESS 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2008
THOMSON
FINANCIAL

FILE NO. 82- 35172 FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/15/08

082-35772

<u>**Exhibit B-6**</u>

3-31-07
AA/S

Financial Results for the Fiscal Year ended March 31, 2007 (Non-Consolidated Data)

May 11, 2007

Company Name Seven Bank, Ltd. (URL http://www.sevenbank.co.jp/)
Representative: Takashi Anzai, President
Contact Person: Kensuke Futagoishi, Director, Executive Officer and General Manager of Planning Division
TEL: (03) 3211−3041

Scheduled Date of Annual Shareholders' Meeting: June 22, 2007
Scheduled Starting Date of Dividend Payment: June 25, 2007
Scheduled Filing Date of Financial Statement Report: June 25, 2007
Special Trading Accounts: Not established.

(Fractions less than 1 million yen and digits that are shown after the 1st decimal place after the decimal point (excluding the 1st place decimals) shall be truncated.)

1. Performance for Fiscal Year ending March 31, 2007 (April 1, 2006 to March 31, 2007)

(1) Operating Results (The percentages show an increase or decrease from the corresponding period of the previous fiscal year.)

	Ordinaryt Income		Ordinary Profit		Current Term Net Profit	
	Million Yen	%	Million Yen	%	Million Yen	%
FY 2007	75,427	(16.7)	25,021	(28.9)	12,667	(19.6)
FY 2006	64,612	(34.7)	19,409	(92.6)	10,590	((2.3))

	Current Term Net Profit per Share	Current Term Net Profit per Share after Latent Share Adjustment (Note 1)	Ratio of Current Term Net Profit to Net Worth	Ratio of Current Expenses to Ordinary Income (Note 2)	Deposit Balance
	Yen	Yen	%	%	Million Yen
FY 2007	10,736.56	−	17.0	66.8	187,836
FY 2006	8,680.89	−	15.8	69.9	181,770

(Reference) Investment Profit or Loss on Equity Method: −million yen for FY March 2007 −million yen for FY March 2006
(Note 1) Since there are no latent shares, nothing is stated in the "Current Term Net Profit per Share after Latent Share Adjustment."
(Note 2) Ratio of Current Expenses to Ordinary Income=Ordinary Expenditure / Ordinary Income×100

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio (Note 1)	Net Assets per Share	Non-Consolidated Equity Ratio (Domestic Standards) (Note 2)
	Million Yen	Million Yen	%	Yen	%
FY 2007	532,757	73,849	13.8	63,317.15	(Preliminarily Reported Value) 37.94
FY 2006	361,338	67,080	18.5	54,984.18	233.49

(Reference) Net Worth Equity Capital: 73,849 million yen for fiscal year 2007, −million yen for fiscal year 2006
(Note 1) The "Equity Ratio" shall be calculated by dividing the total of Year-End Net Assets by the total of Year-End Assets.
(Note 2) From fiscal year 2007 onwards, the "Non-Consolidated Equity Ratio (Domestic Standards) "shall be calculated under the " Standards (Notification No. 19 of the Financial Services Agency, 2006), under which any bank can judge the adequacy of its net worth equity capital to its assets and so forth, under the provisions of Article 14-2 of the Bank Act."
However, the calculation for fiscal year 2006 is based on the old standards.

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Year-End Balance of Cash and Cash Equivalents
	Million Yen	Million Yen	Million Yen	Million Yen
FY 2007	39,750	(32,215)	(5,895)	254,757
FY 2006	47,212	(34,892)	—	253,117

2. Payment of Dividends

(Base Date)	Dividends per Share			Total Cash Dividends (Annual)	Dividend Payout Ratio	Dividends on Net Assets
	Half Year End	Year End	Annual			
	Yen	Yen	Yen	Million Yen	%	%
FY 2006	—	—	0.00	—	—	—
FY 2007	—	5,000.00	5,000.00	5,831	46.0	7.8
FY 2008 (Forecast)	—	4,100.00	4,100.00		34.6	

3. Performance Forecast for Fiscal Year ending March 31, 2008 (April 1, 2007 to March 31, 2008)

(The percentages stated in the "Full Year" and "1st Half" show increases or decreases from the corresponding periods of the previous fiscal year, respectively.)

	Ordinary Income		Ordinary Profit		Current Term Net Profit		Current Term Net Profit per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Yen
1st Half	40,400	(8.5)	10,700	((17.1))	6,400	((14.9))	5,487. 20
Full Year	83,200	(10.3)	24,100	((3.6))	13,800	(8.9)	11,831. 78

*We prepared the above performance forecast based on the data available upon the preparation of this summary report. The actual performance may be different from this forecast due to various future factors. For the premise for and other matters related to the above forecast, please see pages 4 and 5.

4. Other Matters

(1) Changes in Significant Accounting Policies

(1) Changes following revision to accounting standards and so forth: Changed.

(2) Changes other than (1) above: Changed.

(Note) For further details, please see "Notes to the Balance Sheet" stated on pages 14 to 16.

(2) Number of Outstanding Shares (Common Stock)

- Number of outstanding shares at fiscal year-end (including treasury stock): 1,220,000 shares for fiscal year 2007, and 1,220,000 shares for fiscal year 2006.
- Number of treasury stocks at fiscal year-end: 53,650 stocks for fiscal year 2007, and — stocks for fiscal year 2006.

(Note) For the number of shares serving as the basis of the calculation of current term net profit per share, please see the "Per share information" stated on page 26.

1. Operating Results

(1) Analysis of Operating Results

1. Overview

The Japanese economy is expanding moderately, and exports are increasing. In addition, supported by high-level corporate profits, capital investment has also continued to increase. Under such circumstances, compensation of employees has been moderately increasing, which has led to the steady increase of personal consumption. Moreover, with such increases in demand in the domestic market and abroad, production, too, has been increasing.

In the banking industry, the recovery in earning power is being led by the large banks as the interest function normalizes in the wake of the discontinuation of the zero interest policy in July last year. At the same time, increased efforts are being made to return benefits to depositors, including offering free-of-charge banking services at ATMs placed in convenience stores and ATM operating hours are increased. In addition, inter-bank collaborative efforts to install ATMs available free of charge are also increased.

Under such economic conditions, the operating results for our 6th business period, the fiscal year ending March 31, 2007, were as follows: The ordinary income was 75,427 million yen (an increase of 16.7% compared to the corresponding period of the previous year). The ordinary profit was 25,021 million yen (an increase of 28.9% compared to the corresponding period of the previous year) and the current term net profit was 12,667 million yen (an increase of 19.6% compared to the corresponding period of the previous year).

Business segments are overviewed below:

① ATM Services

(Tie-Ups and Regional Expansion)

Our tie-ups newly established with Towa Bank (since April 2006), Sendai Bank and Daisan Bank (since May 2006), Mizuho Bank (since July 2006), Nanto Bank and Iwate Bank (since October 2006), Tohoku Bank, Kitanihon Bank and Fukui Bank (since November 2006), Momiji Bank and Sony Bank (since December 2006), Higashinihon Bank and Kitaguni Bank (since January 2007), Hokkaido Bank (since February 2007), and Aomori Bank, Kanagawa Bank and Tottori Bank (since March 2007) enabled more customers to use our ATMs. Furthermore, we also aggressively promoted our ATM tie-ups with financial institutions other than banks, such as shinkin banks, credit unions, securities firms, life insurance companies, consumer finance companies and business finance companies.

As a result, we newly established a total of 43 tie-ups with 17 banks, 12 shinkin banks, [Note1] five credit unions, [Note2] three securities firms, two life insurance companies and four other financial institutions, and, the total of our tie-up partners as of the end of March 2007 has reached 548 [Note3]

With such increase in our tie-up partners, we newly launched our ATM services in the prefectures of Nara and Iwate (both since October 2006) and Aomori (since March 2007). Therefore, as of the end of March 2007, we provided our ATM services in the 33 prefectures of Tokyo, Shizuoka, Saitama, Osaka, Hyogo, Kanagawa, Chiba, Tochigi, Aichi, Kyoto, Nagano, Shiga, Fukuoka, Ibaragi, Hiroshima, Fukushima, Niigata, Kumamoto, Yamagata, Hokkaido, Yamaguchi, Gunma, Nagasaki, Okayama, Miyazaki, Yamanashi, Gifu, Saga, Mie, Miyagi, Nara, Iwate and Aomori (listed in service-launched order).

Moreover, due to the regional expansion and the increased installation density in regions where our ATM services are already launched, the total of our ATMs installed as of the end of March 2007 was 12,088, an increase of 604 compared to the end of March 2006.

(Note 1) As of the end of March 2006, we had established tie-ups with 255 shinkin banks. Due to the later additional tie-ups and mergers among shinkin banks, we have established tie-ups with 263 shinkin banks as of the end of March 2007.

(Note 2) As of the end of March 2006, we had established tie-ups with 122 credit unions. Due to the later additional tie-ups and mergers among credit unions, we have established tie-ups with 124 credit unions as of the end of March 2007.

(Note 3) JA Bank and JF Marine Bank shall be deemed to be separate types of financial institutions.

(State of ATM Use)

Users of our ATMs can not only make withdrawals, deposits, transfers and balance inquiries using the Company's cashcards but also make withdrawals, balance inquiries, and so forth by cashcards and so forth issued by our tie-up financial institutions. (The available services and hours, fees, and so forth for our tie-up financial institutions' cashcards and so forth can vary, depending on the financial institution.) As for this fiscal year, all our ATMs have provided IC card-related services since last April. And, as of the end of March 2007, we have dealt with 29 financial institutions' IC cards, including the ones issued by Seven Bank. In order to deepen users' understanding about the available cards and services and other information, we joined hands with Seven & i Holdings and other tie-up partners to conduct publicity, advertisement, and promotional activities tailored to meet the needs of each area. As a result, the transaction of ATMs exceeded expectations to reach 418 million cases (an increase of 76 million cases compared to the corresponding period of the previous year), and the average daily transaction per machine during this fiscal year reached 98 cases (an increase of 10 cases compared to the corresponding period of the previous year).

② Financial Services

As of the end of March 2007, the number of our accounts was 485 thousand, and our deposit balance (excluding negotiable certificates of deposit) was 187,836 million yen. Of such accounts, the number of accounts of individual customers, who are our main target, was 466 thousand (an increase of 135 thousand compared to the corresponding period of the previous year). The deposit balance (the total balance of ordinary and time deposits for individual customers) was 72,174 million yen (an increase of 20,124 million yen compared to the corresponding period of the previous year). Thus, both our accounts and deposit balance are steadily increasing. As of the end of March 2007, the balance of the term deposits for individual customers, which is provided since March 20, 2006, was 14,191 million yen (an increase of 11,818 million yen compared to the corresponding period of the previous year).

In addition, we carefully prepared for the small loan service for individual customers, the launch of which has been scheduled for the spring of 2007, while taking changing circumstances surrounding the personal loan business into consideration.

As of the end of March 2007, the "Everyone's Bank Teller Window", manned branches as our antenna shops, were established at five Ito-Yokado stores (the Soga, Yachiyo, Kawaguchi, Kasai and Kameari stores). Of these branches, the Kawaguchi branche has provided its bank agent services (on behalf of Sumitomo-Mitsui Banking Corporation) since March 2006. In this fiscal year, the four branches of Soga (on behalf of Chiba Bank), Yachiyo (on behalf of Chiba Bank), Kawaguchi (on behalf of Saitama Risona Bank) and Kameari (on behalf of Risona Bank) newly launched their bank agent services.

2. Prospects for Next Fiscal Year

In the next fiscal year, we will again make further efforts to improve our business infrastructures in our ATM and financial services.

As for our ATM services, we plan to newly launch our business in Akita Prefecture in the summer of 2007 (through a tie-up with Akita Bank), in Wakayama Prefecture in September (through a tie-up with Kiyo Bank), and in Oita Prefecture (through a tie-up with Howa Bank scheduled for around the summer of 2007 and the one with Oita Bank scheduled for September 2007). Our planned expansion as stated above will make it possible for our ATMs to be installed across all areas in which Seven-Eleven convenience stores and Ito-Yokado stores are located. Moreover, we will increase the number of our ATMs installed nationwide by being fully entrusted with the ATM management and maintenance by financial institutions and by installing our ATMs at stores other than those affiliated with Seven & i Holdings. In addition, we will make efforts to shorten our customers' waiting time by promoting the installation of one or more ATMs at each Seven-Eleven convenience store. As a result, the number of our ATMs as of the end of March 2008 will reach about 13,000.

In addition to increasing the number and spread of our ATMs, we will establish more business tie-ups. And, moreover, we will start to accept foreign-issued cashcards and credit cards in July 2007 and will also make other efforts to improve the quality of our services. We will further improve the quality of our services by promoting the installation of new-generation and high-speed processing ATMs, some of which have already been introduced, accepting more IC cards and making other efforts to meet our customers' needs. As for our promotional activities, we will also continue to aggressively implement measures to meet regions' and users' demands, in order to further raise customer awareness of our ATM services and further promote their use.

Such measures are expected to boost total ATM transaction during the next fiscal year to about 498 million cases (an increase of 80 million cases compared to the corresponding period of the current year), and the average daily transaction per machine during the next fiscal year is expected to reach about 110 cases (an increase of 12 cases compared to the corresponding period of the current year).

In our financial services, we will continue to prepare for the launch of our small loan service for individual customers. And, in our bank agent and brokerage services, while making efforts to increase the number of tie-up partners and the ranges of our products and services, we will make efforts to expand our service provision channels, including not only the "Everyone's Bank Teller Window", our manned branches established at Ito-Yokado stores, but also the Internet online services, to create a new financial business model specific to our Seven Bank.

As for our projected performance for the fiscal year ending March 31, 2008, the current income, the ordinary profit and the current term net profit are estimated to be 83.2 billion yen (an increase of 10.3% compared to the corresponding period of the current year), 24.1 billion yen (a decrease of 3.6% compared to the corresponding period of the current year) and 13.8 billion yen (an increase of 8.9% compared to the corresponding period of the current year), respectively.

The projected decrease in ordinary profit will result from the following factors:

・ To strengthen our functions through the system creation for our ATM call center and telephone center scheduled for the next fiscal year and other efforts.

・The projected increase in depreciation and maintenance expenses due to the system development for the provision of our new ATM services (accepting cards issued overseas, charging electronic money, and so forth.)

・The projected increase in interest expenses following the increase in interest rates.

• The projected increase in ordinary expenditure due to the increase in depreciation and other expenses following the tax reform.

The cost increases stated above will enable us to strengthen the infrastructure for our ATM services and to secure profits through the establishment of our new business operations.

(2) Analysis of Financial Condition

1. Balance Sheet

The amount of total assets is 532,757 million yen. Of this, 254,757 million yen of the cash and due from banks, which are needed for our ATM management, accounts for the largest portion of total assets. As for other assets, the balance of the securities deposited as collateral mainly for exchange settlement and overdraft facilities provided by Bank of Japan is 78,338 million yen. And, of the fixed assets, the balance of the system development assets (software and software-related temporary account) is 13,660 million yen. In addition, the last day of the fiscal year was a holiday, which led to inflated ATM-related temporary payments to expand the size of the assets.

The amount of total liabilities is 458,907 million yen. The deposits account for the largest portion of total liabilities, and the balance of such deposits (excluding negotiable certificates of deposit) is 187,836 million yen. Of which, the balance of ordinary deposits for individual customers is 57,981 million yen, and the balance of time deposits is 14,191 million yen. In addition, we issued our debenture bonds worth 60,000 million yen in December 2006, which brought the total balance of our bonds issued so far to 75,000 million yen.

The amount of 12,667 million yen was included in the current term net profit, which brought the amount of the earned surplus to 18,756 million yen. However, treasury stock was acquired in this fiscal year, which brought the amount of net assets to 73,849 million yen. The equity ratio (domestic standards) is 37.94% (the preliminarily reported value).

2. Cash Flows

The cash and cash equivalents for fiscal year 2007 reached 254,757 million yen, an increase of 1,640 million yen compared to the previous term. The condition of each cash flow and the factors behind its increase or decrease are as follows:

The balance of the cash flow from our operating activities is 39,750 million yen, a decrease of 7,461 million yen compared to the previous term. While negotiable certificates of deposit, issued bonds, and so forth increased (by 72,190 million yen and 60,000 million yen, respectively), call loans and ATM-related unsettled funds, which can cause a decrease in cash flow, also increased (by 94,500 million yen and 27,332 million yen, respectively). These are the factors behind the decrease in the cash flow balance stated above.

The balance of the cash flow from our investing activities is (32,215 million yen), an increase of 2,677 million yen compared to the previous term. While gains from the redemption of securities (an increase of 50,000 million yen) and other gains were generated, expenses for the acquisition of securities (an increase of 38,783 million yen), which can cause a decrease in cash flow, expenses for the acquisition of tangible fixed assets (an increase of 9,964 million yen) resulting from replacing some leased items with purchased ones and other expenses were generated. These are the factors behind the increase in the cash flow balance stated above.

The balance of the cash flow from our financing activities is (5,895 million yen), a decrease of 5,895 million yen compared to the previous term. The main factor behind this decrease is an increase of 5,940 million yen in expenses for the acquisition of treasury stock.

(3) Basic Policy on Profit Sharing and Dividends for Current and Next Fiscal Years

Returning profits to our shareholders is a priority management task. Our basic policy for the year-end surplus dividend is to make efforts to continuously and stably distribute cash dividends from the viewpoint of the fair profit distribution to our shareholders and in consideration of the balance between such distribution and our retained earnings. As for the dividend payout ratio, our annual target ratio is 35%.

As for the dividend for the current fiscal year, which will be the first dividend since the establishment of the Company, we plan to distribute a dividend of 5,000 yen per share for the purpose of expressing our sincere gratitude to the support of our initial shareholders who invested in the Company since its establishment. Our planned annual dividend for the next fiscal year is 4,100 yen.

2. Company Outline

We provide ATM and financial services. Our business operations as of the end of March 2007 and the Company's position in the entire business structure are shown below.

[ATM Services]

We provide ATM services so that millions of customers can use the very convenient ATM network, which operates 24 hours a day and 365 days a year. Our ATMs are installed inside the stores (Seven-Eleven convenience stores, Ito-Yokado stores, and so forth) of our group companies, the core of which is Seven & i Holdings Co., Ltd., and offer services through tie-ups with city banks, regional banks, shinkin banks, credit unions, labor banks, JA Banks, JF Marine Banks, Japan Postal Service, securities firms, life insurance companies, credit card companies, consumer finance companies and various other kinds of financial institutions.

[Financial Services]

We provide familiar and convenient ordinary and time deposit accounts, in which ATM and remote banking* services are integrated, mainly for individual customers. In addition, at the "Everyone's Bank Teller Window" of our manned branches established at Ito-Yokado stores and on our website, we offer our bank agent and brokerage services to provide other financial institutions' products and services.

*Remote banking is the generic name for PC Internet banking, mobile phone banking and telephone banking.

[Business System Chart]


Customer
Provision of ATM Services
Seven-Eleven Japan Co., Ltd.
Ito-Yokado Co., Ltd.
York-Benimaru Co., Ltd.
Denny's Co., Ltd.
Marudai Co., Ltd.
Robinson Department Store Co., Ltd.
YorkMart. Co., Ltd.
The Seibu Department Stores, Ltd.
Provision of installation places, and so forth
ATM placement fees
[Tie-Up Financial Institutions]
Banks
Shinkin banks
Credit unions
Labor banks
JA Banks
JF Marine Banks
Japan Postal Service
Securities firms
Life insurance companies
Credit card companies
Consumer credit companies
Consumer finance companies
Business finance companies
ATM-related fees
ATM acceptance fees
Seven Bank, Ltd.
(Our Company)
Business entrust fees
ATM Maintenance Service
[Companies Entrusted]
Sogo Security Services Co., Ltd.
ATM Japan, Ltd.
NEC Corporation
Nomura Research Institute, Ltd.
Other companies
等
Machine lease fees
ATM*
SE Capital Corporation K.K.

*As for ATMs, we have purchased ATMs for our new installations since March 2006.

3. Management Policy

(1) Management Principles

1. Management Visions

① We aim to meet our customers' needs and to be a reliable bank.

② We aim to enable our employees to quickly adopt the results of technological innovation to improve himself or herself.

③ We aim to contribute to the stability and development of Japan's financial system by providing a safe and efficient settlement infrastructure.

2. Basic Business Operation Policy

We will endeavor to "safely, exactly and rapidly" provide our banking services, which customers can use as substitutes for their purses anywhere and anytime in their daily life, by taking advantage of the store infrastructure covering 11,000 stores or more including Seven-Eleven convenience stores and other Seven & i Holdings' affiliated companies' stores to create an ATM network available 24 hours a day and 365 days a year.

In addition, we aim to provide our services based on the ideas of coexistence and mutual prosperity, by encouraging other financial institutions to use our very convenient ATM network to improve their customer services and business efficiency.

Furthermore, we aim to provide financial services that meet Seven & i Holdings' affiliated companies' customers' demands, to attract an increasing number of and a wide range of customers. Through such efforts, we subsequently aim to achieve the multiplier effect of improving Seven & i Holdings' profitability.

(2) Target Management Indicator

For the purpose of maximizing our mid- to- long- term corporate values, we consider current term net profit an important management indicator and aim to continuously and steadily increase such profit. In addition, we will pay attention to other figures behind such profit (i.e. the daily ATM transaction per machine, the return on ATM cash *, the ratio of necessary expenses to gross revenue, and so forth.)

*Absolute profit of ATM fees : (ATM acceptance fee incomes − Interest expenses − ATM placement fee expenses − Operating expenses) ÷ Cash and due from banks (average balance)

(3) Mid- to- Long- Term Management Strategies

In both our ATM and financial services, we will make greater efforts to expand and improve our business infrastructure, while at the same time realizing a sound profit structure to establish a system that can sustain its growth.

As for our ATM services, we will continue to seek more tie-up partners, while at the same time making efforts to be fully entrusted with ATM management and maintenance by financial institutions and installing our ATMs at stores other than those affiliated with Seven & i Holdings to improve our ATM network services.

Moreover, we will establish a system for stable operation and strengthen security so that customers enjoy greater convenience and safety in using our ATM network services. Through such efforts, we will play the social role required as the operator of this network infrastructure.

As for our financial services, we will seek more tie-up partners and products and expand the range of our services to improve our agent and brokering services. In addition, we will seek new business opportunities by using the relationships with our ATM services' tie-up financial institutions and Seven & i Holdings' business infrastructure and customer base.

(4) Management Issues

In our management vision of contributing to the stability and development of Japan's financial system by providing a safe and efficient settlement infrastructure, we make daily efforts to be a sincere and reliable corporation for our customers, shareholders and employees and society. As a result, our ATM network is recognized as a social infrastructure, which has led to increased use and stable profits. Nonetheless, in order to achieve continuous growth as a corporation, we must continue the following activities: to make efforts to secure our reliability as stated above, to seek new business opportunities and to further expand and improve our profit base. Under such recognition, we will develop and implement business plans to tackle the following management issues "to strengthen and deepen our ATM service base", "to establish new business operations and services" and "to establish management and operation infrastructures".

4. Financial Statements

Balance Sheet for the 6th Business Period (as of March 31, 2007)

(Unit : Million Yen)

Category	Amount	Category	Amount
(Assets)		(Liabilities)	
Cash and due from banks	254,757	Deposits	187,836
Cash	242,556	Ordinary deposits	171,707
Due from banks	12,200	Time deposits	15,955
Call loans	94,500	Other deposits	173
Securities	78,338	Negotiable certificates of deposit	87,300
Japanese Government bonds	78,194	Borrowed money	65,000
Stocks	144	Corporate bonds	75,000
Other assets	80,384	Other liabilities	40,941
Prepaid expense	263	Income taxes payable and so forth	7,799
Prepaid pension cost	84	Accrued expenses	3,412
Accrued revenue	6,562	Advance received profit	32
Financial derivative products	24	ATM-related temporary receipt	19,155
ATM-related temporary payments	72,783	Trading accounts payable	8,238
Other assets	666	Other liabilities	2,303
Tangible fixed assets	9,024	Reserve for bonuses	199
Building	237	Reserve for retirement benefits for directors and statutory auditors	231
Building-related temporary account	133	Reserve for losses on cancellation of leases	2,310
Other tangible fixed assets	8,653	Reserve for losses on relocation of business establishment	87
Intangible fixed assets	13,677	Total liabilities	458,907
Software	10,988	(Net assets)	
Software-related temporary account	2,671	Common stock	30,500
Other intangible fixed assets	17	Capital surplus	30,505
Deferred tax assets	2,145	Capital reserve	30,500
Allowance for bad loans	(70)	Other capital surplus	5
		Retained earnings	18,756
		Other retained earnings	18,756
		Retained earningus brought forward	18,756
		Treasury stock	(5,901)
		Total stockholders' equity	73,861
		Gains (losses) on valuation of other securities	(11)
		Total valuation and translation adjustments	(11)
		Total net assets	73,849
Total assets	532,757	Total liabilities and net assets	532,757

1. Note 1. Fractions less than 1 million yen of the amounts stated in the above balance sheet shall be omitted.
2. As for the valuation of securities, the market value method based on the market price and so forth as of the settlement date (In most cases, the moving average method is adopted for calculating the cost of sales.) shall be adopted for those with fair market value, and, the cost method based on the moving average method shall be adopted for those without fair market value. All gains (losses) on valuation shall be directly included in the net assets.

3. As for the valuation of derivative transactions, the market value method shall be adopted.

4. As for the depreciation of tangible fixed assets, the constant percentage method (Provided, however, that the straight line method shall be adopted for buildings (excluding building accessories.)) shall be adopted. The durable years of main assets shall be as follows:

Buildings	6 to 18 years
Movables	2 to 20 years

5. As for the depreciation of intangible fixed assets, the straight line method shall be adopted. The software used internally shall be depreciated based on our internally-provided durable years (five years).

6. Any cost to issue our corporate bonds shall be included in expenses upon such spending.

7. Allowance for bad loans shall be posted, in accordance with the allowance-for-depreciation standards provided in advance and under the following provisions.

Loans that fall under categories of normal loans and loans to caution-needed borrowers as provided in the " Practical guide for verifications of internal supervision involved in banks' and other financial institutions' self asset assessments as well as audits of depreciation of and allowance for bad loans" (Report No.4 of the Japanese Institute of Certified Public Accountants' Special Audit Committee for banks and other financial institutions" shall be classified into certain types and be reserved based on predicted loss rates and so forth. As for loans that fall under the category of loans to possibly-bankrupt borrowers, we will reserve a reasonable amount from the remainder after deducting the collateral's estimated available profit and the estimated collectible amount due to the guarantee from the loan amount. As for loans that fall under the categories of loans to bankrupt and actually-bankrupt borrowers, we will reserve the remainder after deducting the collateral's estimated available profit and the estimated collectible amount due to the guarantee from the loan amount.

Under the asset-self-assessment standards, our Risk Control Office, which is independent from our operation-related departments, shall cooperate with such departments to implement an asset assessment on any loan to calculate the allowance for bad loans based on such assessment results. In addition, our Audit Department, which is independent from the departments and offices concerned, shall audit the results of such assessment.

8. As for the reserve for bonuses, for the purpose of providing for the bonus payment to our employees, the amount attributed to the current term of the estimated bonus payment to our employees shall be posted.

9. As for the reserve for retirement benefits, for the purpose of providing for the payment of our employees' retirement benefits, the necessary amount calculated based on the anticipated amounts of retirement benefit debts and pension assets as of the end of the current term shall be posted.

As for the current term, the anticipated amount of pension assets has exceeded the amount obtained by adding and subtracting the unrecognized past service liabilities and the unrecognized difference in mathematical calculation to and from the anticipated amount of retirement benefit debts. Therefore, the exceeding amount has been included in the prepaid pension cost. The past service liabilities and the difference in mathematical calculation shall be included in expenses in the following ways.

Past service liabilities: The amount divided by determined years (10 years) within the average remaining service years of the employees when incurred in a straight line method shall be included in income or expenses from the fiscal year onwards.

Difference in mathematical calculation: The amount divided by determined years (10 years) within the average remaining service years of the employees when incurred in a straight line method shall be included in income or expenses from the next term onwards.

10. As for the reserve for retirement benefits for directors and statutory auditors, for the purpose of providing for the spending of retirement benefits for directors and statutory auditors, the amount of the year-end spending needed under our internal regulations shall be included in the reserve.

11. As for finance lease transactions other than the lease where the ownership is transferable to the lessee, the accounting

procedures shall be in accordance with the ordinary rental contract basis.

12. Special procedures for interest rate swap shall apply to some liabilities. As for hedges offsetting the market fluctuation of floating rates, we will identify such separate hedge targets and designate interest rate swaps as hedge measures.

13. As for the accounting of consumption and local consumption taxes, the tax exclusion method shall be adopted.

14. Total monetary claims against affiliated companies: 56 million yen

15. Total monetary debts against affiliated companies: 126,046 million yen

16. Cumulative amount of depreciation of tangible fixed assets: 2,456 million yen

17. In addition to the fixed assets included in the balance sheet, some automated teller machines and so forth, computers and their accessories and other office equipment and so forth are used under finance lease agreements where the ownership is not transferable to the lessee.

18. As collateral for exchange settlement and overdraft facilities provided by the Bank of Japan, securities worth 69,956 million yen are deposited.

Also, the guarantee deposit of other assets is 522 million yen.

19. Net asset per share: 63,317 yen 15 sen

"Application Guidelines for Accounting Standards concerning Net Profit per Share" (No.4 of Application Guidelines for Accounting Standards for Business Enterprises, 2002/9/25) has been revised as of January 31, 2006, and the revised version has been supposed to apply to the fiscal year ending on and after the effective date of the Companies Act and onwards. Therefore, from the current term onwards, the Application Guidelines shall apply. Nothing has changed due to such revision.

20. The matters related to securities' fair market values, gains (losses) on valuation, and so forth are as follows:

Other securities with fair market value

	Historical cost (Million Yen)	Amount included in balance sheet (Million Yen)	Gains (losses) on valuation (Million Yen)	Of gains (losses) on valuation: Gains (Million Yen)	Of gains (losses) on valuation: Losses (Million ¥)
Bonds					
Japanese Government bonds	78,213	78,194	(19)	0	19
Total	78,213	78,194	(19)	0	19

(11 million yen), which is the amount obtained after subtracting the deferred tax assets of 7 million yen from the above-stated gains (losses) on valuation, has been included in the "Gains (losses) on valuation of other securities."

21. The details of securities without fair market value and their amounts included in the balance sheet are as follows:

	Amount (Million Yen)
Other securities Unlisted stock	144

22. The amounts of the planned redemption at maturity from other securities with a maturity date are as follows:

	1 year or less (Million ¥)	1 year to 5 years or less (Million ¥)	5 years to 10 years or less (Million ¥)	More than 10 years (Million ¥)
Bonds				
Japanese Government bonds	78,194	–	–	–
Total	78,194	–	–	–

23. "Accounting Standards concerning Presentation of Net Assets in the Balance Sheet" (No.5 of Accounting Standards for Business Enterprises, 2005/12/9) and "Application Guidelines for Accounting Standards and so forth concerning Presentation of Net Assets in the Balance Sheet" (No.8 of Application Guidelines for Accounting Standards for Business Enterprises, 2005/12/9) are supposed to apply to the fiscal year ending on and after the effective date of the Companies Act

and onwards. Following this, the separate form of "Order for Enforcement of Banking Law" (No.10 of Ordinance of the Ministry of Finance, 1982) was revised under "Ordinance of the Cabinet Office for Partly Revising Detailed Regulations for Mutual Loan Business Law and so forth" (No.60 of Ordinance of the Cabinet Office, 2006/4/28), and, the revised form has been supposed to apply to the fiscal year starting on and after April 1, 2006 and onwards. Therefore, from the current term onwards, the presentation style shall change as follows:

(1) "Stockholders' Equity" changes to "Net Assets", which is divided into categories of "Stockholders' equity", "Valuation and translation adjustments", and so forth. As of the end of the current term, the amount equivalent to the total of the traditional "Stockholders' Equity" is 73,849 million yen.

(2) "Unappropriated retained earnings for the current term" itemized in the "Earned surplus" is presented as "Earned surplus carried forward to the following term" of "Other earned surplus".

(3) "Gains (losses) on valuation of stocks and so forth" is presented as "Gains (losses) on the valuation of other securities".

(4) "Movable and immovable assets" is divided into categories of "Tangible fixed assets", "Intangible fixed assets" and "Other assets".

① "Land, buildings and movable properties" of "Movable and immovable assets" is divided into categories of "Building" and "Other tangible fixed assets" of "Tangible fixed assets." "Building-related temporary payments" is presented as "Building-related temporary account" of "Tangible fixed assets".

② The keymoney and guaranty money in the "Guaranty money and keymoney" of "Movable and immovable assets" are presented as "Other intangible fixed assets" of "Intangible fixed assets" and as "Other assets" of "Other assets", respectively.

③ "Software" and "Software-related temporary account" of "Other assets" are presented as "Software" and "Software-related temporary account" of "Intangible fixed assets."

24. "Accounting Standards concerning the Decrease of Treasury Stock and Reserves, and so forth" (No.1 of Accounting Standards for Business Enterprises, 2002/2/21) and "Application Guidelines for Accounting Standards concerning the Decrease of Treasury Stock and Reserves, and so forth" (No.2 of Application Guidelines for Accounting Standards for Business Enterprises, 2002/2/21) were partly revised as of December 27, 2005 and August 11, 2006, respectively. The revised versions are supposed to apply to the procedures, to which the provisions of the Companies Act shall apply. Therefore, from the current term onwards, the Accounting Standards and Application Guidelines stated above shall apply. Such application has not changed anything on the balance sheet and so forth.

25. "Accounting Standards concerning Financial Products" (No.10 of Accounting Standards for Business Enterprises, 2006/8/11) has been partly revised. And, the revised Accounting Standards has been supposed to apply to the fiscal year ending on and after its promulgation date and onwards. Therefore, the revised Accounting Standards shall apply to the current term onwards. Such application has not changed anything on the balance sheet and so forth.

26. We concluded lending commitment agreements with four banks. As of the end of the current term, the balances unutilized under such agreements are as follows:

Total lending commitments:	30,000 yen	million
Actually borrowed amount:	—	
Balance	30,000 yen	million

27. To provide for the future possible losses resulting from terminating the existing ATM lease agreements before their expiration dates for the replacement with new-generation ATMs, the amount reasonably estimated under the replacement plan of new-generation ATMs, and so forth shall be included in the "Reserve for losses on cancellation of leases."

(Change of Accounting Policy)

Traditionally, the losses resulting from cancellation of ATM leases were posted upon cancellation of such leases. However, following the establishment of a method to determine a reasonable replacement plan based on our past actual replacement results, for the purposes of making periodical accounting of profit and loss more proper and making our financial position more sound, the amount reasonably estimated under the replacement plan of new-generation ATMs, and so forth shall be included in the "Reserve for losses on cancellation of leases," from this fiscal year onwards.

The ordinary profit calculated under the new policy is not so different from that calculated under the traditional policy. The pretax current term net profit has decreased by 2,310 million yen and the current term net profit has decreased by 1,370 million yen.

29. To provide for the future possible losses resulting from relocation of business establishment, the reasonably estimated amounts of restitution and other relocation-related expenses shall be included in the "Reserve for losses on relocation of business establishment."

30. Upon transaction of securities and so forth, the amount equivalent to the undelivered cost resulting from including such securities and so forth in the balance sheet on the trade date provided as the base date had traditionally been included in the "Other liabilities". However, given the increased importance of such securities and so forth, from the current term onwards, such amount shall be included in the "Trading accounts payable".

Statement of Income for the 6th Business Period (April 1, 2006 to March 31, 2007)

(Unit : Million Yen)

Category	Amount	
Ordinary income		75,427
Interest income	422	
Interest and dividends on securities	284	
Interest on call loans	116	
Interest on due from banks	20	
Fees and commissions income	74,875	
Fees and commissions on exchanges	365	
ATM acceptance fees	73,124	
Other fees and commissions	1,385	
Other current income	129	
Other current income	129	
Ordinary expenditure		50,405
Interest expenses	1,534	
Interest on deposits	224	
Interest on negotiable certificates of de	192	
Interest on call money	28	
Interest on borrowed money	661	
Interest on bonds	427	
Fees and commissions expenses	6,491	
Remittance-related fees	155	
ATM placement fees	6,150	
ATM-related fees	158	
Other fees and commissions	26	
Other business expenses	653	
Losses on redemption of government	105	
Amortization of bond issuance expense	246	
Expenses of financial derivatives	301	
Operating expenses	41,574	
Other ordinary expenditure	151	
Provision for allowance for bad loans	25	
Other	126	
Ordinary profit		25,021
Extraordinary losses		4,012
Losses on disposal of fixed assets	77	
Losses on cancellation of leases	1,396	
Provision for reserve for losses on cancellati	2,310	
Other extraordinary losses	228	
Pretax current term net profit		21,009
Corporate, inhabitant and enterprise taxes		9,564
Corporate tax adjustments		(1,223)
Current term net profit		12,667

Note

1. Fractions less than 1 million yen of the amounts stated in the above statement of income shall be omitted.
2. Income from transactions with affiliated companies:

Total fees and commissions income:	896 million yen
Expenditure from transactions with affiliated companies:	
Total interest expenses:	131 million yen
Total fees and commissions expenses:	6,024 million yen
Total expenses from other transactions:	0 million yen

3. The amount of the current term net profit per share: 10,736 yen 56 sen
4. No latent shares exist.
5. As for "Other extraordinary losses", the amount of the temporary depreciation of the fixed assets, the durable years of which were reviewed for the relocation of business establishment scheduled for the following term is 140 million yen, and, the amount of the provision for reserve for losses on relocation of business establishment is 87 million yen.

Statement of Changes in Stockholders' Equity and so forth for the 6th Business Period (April 1, 2006 to March 31, 2007)

(Unit : Million Yen)

	Stockholders' equity						
	Capital stock	Capital surplus			Retained Earnings	Treasury stock	Total stockholders' equity
		Capital surplus reserve	Other capital surplus	Total capital surplus	Other retained earnings		
Balance as of the end of the previous year	61,000	–	–	–	6,089	–	67,089
Changes in items during the current year							
Transfer to capital surplus reserve from capital stock	(30,500)	30,500		30,500			–
Net profit				–	12,667		12,667
Purchase of treasury stock				–		(5,940)	(5,940)
Disposal of treasury stock			5	5		38	44
Net changes in items other than stockholders' equity				–			–
Total changes in items during the current year	(30,500)	30,500	5	30,505	12,667	(5,901)	6,772
Balance as of the end of the current year	30,500	30,500	5	30,505	18,756	(5,901)	73,861

	Valuation and translation adjustments		Total net assets
	Gains(losses) on valuation of other securities	Total valuation and translation adjustments	
Balance as of the end of the previous year	(8)	(8)	67,080
Changes in items during the current year			
Transfer to capital surplus reserve from capital stock		–	–
Net profit		–	12,667
Purchase of treasury stock		–	(5,940)
Disposal of treasury stock		–	44
Net changes in items other than stockholders' equity	(2)	(2)	(2)
Total changes in items during the current year	(2)	(2)	6,769
Balance as of the end of the current year	(11)	(11)	73,849

Note 1. Fractions less than 1 million yen of the amounts stated in the above statement shall be omitted.

2. The type and total number of our outstanding shares as well as the type and number of our treasury stocks are as follows:

(Unit : Thousands of shares)

	Number of shares as of the end of the previous year	Increase in number of shares during the current year	Decrease in number of shares during the current year	Number of shares as of the end of the current year	Space for notes
Outstanding shares					
Common stock	1,220	–	–	1,220	
Total	1,220	–	–	1,220	
Treasury stock					
Common stock	–	54	0	53	(Note)
Total	–	54	0	53	

(Note) In treasury stock, the increase of 54 thousand shares and the decrease of 0 thousand shares resulted from the purchase under the resolution by the regular general meeting held on June 16, 2006 and from the disposal under the resolution by the board meeting held on December 1, 2006, respectively.

3. No new stock options exist.

4. The payment of our dividends is as follows:

The dividends paid during the current year:

No such payment has been made.

Of the dividends, the base dates of which come during the current year, the dividends, the effective dates of which come after the last day of the current year:

Resolution	Type of share	Total dividends	Funds for dividends	Amount per share	Base date	Effective date
Board meeting as of June 1, 2007	Common stock	5,831 million yen	Retained earnings	5,000 yen	March 31, 2007	June 25, 2007

5. As for "Other retained earnings," the total amount has been stated in the statement. The details are as follows:

	Balance as of the end of the previous year	Change in item during the current year	Balance as of the end of the current year
Retained earnings brought forward	6,089 million yen	12,667 million yen	18,756 million yen

6. "Accounting Standards concerning Statement of Changes in Stockholders' Equity and so forth" (No.6 of Accounting Standards for Business Enterprises, 2005/12/27) and "Application Guidelines for Accounting Standards concerning Statement of Changes in Stockholders' Equity and so forth" (No.9 of Application Guidelines for Accounting Standards for Business Enterprises, 2005/12/27) are supposed to apply to the fiscal year ending on and after the effective date of the Companies Act and onwards. Therefore, from the current term onwards, the Accounting Standards and Application Guidelines stated above shall apply to the preparation of our statements of changes in stockholders' equity and so forth.

Statement of Cash Flows for the 6th Business Period
(April 1, 2006 to March 31, 2007)

(Unit : Million Yen)

Category	Amount
I Cash flows from operating activities	
Pretax current term net profit	21,009
Depreciation expenses	5,412
Net change in allowance for bad loans (loss)	25
Net change in reserve for losses on cancellation of leases (loss)	2,310
Net change in reserve for losses on relocation of business establishment (loss)	87
Interest income	(422)
Interest expenses	1,534
Gains (losses) on securities transactions (loss)	105
Gains (losses) on disposal of fixed assets (loss)	77
Net change in deposits (loss)	6,065
Net change in negotiable certificates of deposit (loss)	72,190
Net change in call loans and so forth (loss)	(94,500)
Net change in proceeds from issuance and maturity of ordinary bonds (loss)	60,000
Net change in ATM-related unsettled accounts (loss)	(27,332)
Interest received	418
Interest paid	(1,144)
Other	(302)
Subtotal	45,535
Corporate taxes paid	(5,784)
Net cash provided by (used in) operating activities	39,750
II Cash flows from investing activities	
Purchases of securities	(162,178)
Proceeds from maturity of securities	145,500
Purchases of tangible fixed assets	(10,178)
Purchases of intangible fixed assets	(5,358)
Net cash provided by (used in) investing activities	(32,215)
III Cash flows from financing activities	
Purchases of treasury stock	(5,940)
Proceeds from disposal of treasury stock	44
Net cash provided by (used in) financing activities	(5,895)
IV Conversion difference of cash and cash equivalents	–
V Net increase in cash and cash equivalents	1,640
VI Balance of cash and cash equivalents at the beginning of the year	253,117
VII Balance of cash and cash equivalents at the end of the year	254,757

Note 1. Fractions less than 1 million yen of the amounts stated in the above statement shall be omitted.

2. The statement of cash flows shall give a detailed explanation of the amounts falling under "Cash and due from banks" of the balance sheet.

3. The correlation between the "Balance of cash and cash equivalents at the end of the year" and the "Cash and due from banks," the category stated in the balance sheet, is as follows:

Cash and due from banks: 254,757 million yen

Cash and cash equivalents: 254,757 million yen

4. The separate form of "Order for Enforcement of Banking Law" (No.10 of Ordinance of the Ministry of Finance, 1982) was revised under "Ordinance of the Cabinet Office for Partly Revising Detailed Regulations for Mutual Loan Business Law and so forth" (No.60 of Ordinance of the Cabinet Office, 2006/4/28), and, the revised form has been supposed to apply to the fiscal year starting on and after April 1, 2006 and onwards. Therefore, from the current fiscal year onwards, the presentation style of statements of cash flows shall change as follows:

(1) Following the classification of "Movable and immovable assets" into categories of "Tangible fixed assets", "Intangible fixed assets," and so forth on a balance sheet, "Gains (losses) on disposal of movable and immovable assets (loss)" is presented as "Gains (losses) on disposal of fixed assets (loss)"and so forth.

(2) "Purchases of movable and immovable assets" and "Purchases of software" are presented as "Purchases of tangible fixed assets" and "Purchases of intangible fixed assets," respectively.

Comparative Balance Sheets (Main Details)

(Unit : Million Yen)

Category	As of the End of FY 2006 (A)	As of the End of FY 2005 (B)	Comparison(A to B)
(Assets)			
Cash and due from banks	254,757	253,117	1,640
Call loans	94,500	—	94,500
Securities	78,338	53,571	24,767
Prepaid pension cost	84	68	16
Accrued revenue	6,562	5,706	855
ATM-related temporary payments	72,783	35,127	37,655
Software	—	10,295	—
Software-related temporary account	—	858	—
Other assets	954	790	164
Movable and immovable assets	—	928	—
Tangible fixed assets	9,024	—	—
Intangible fixed assets	13,677	—	—
Deferred tax assets	2,145	920	1,224
Allowance for bad loans	(70)	(45)	(25)
Total assets	532,757	361,338	171,418
(Liabilities)			
Deposits	187,836	181,770	6,065
Negotiable certificates of deposit	87,300	15,110	72,190
Borrowed money	65,000	65,000	—
Corporate bonds	75,000	15,000	60,000
ATM-related temporary receipt	19,155	8,833	10,322
Other liabilities	21,785	8,267	13,518
Reserve for bonuses	199	148	50
Reserve for retirement benefits for directors and statutory auditors	231	128	103
Reserve for losses on cancellation of leases	2,310	—	2,310
Reserve for losses on relocation of business establishment	87	—	87
Total liabilities	458,907	294,257	164,649
(Stockholders' equity)			
Capital stock	—	61,000	—
Earned surplus	—	6,089	—
Unappropriated retained earnings for current term	—	6,089	—
Current term net profit	—	10,590	—
Gains (losses) on valuation of stocks and so forth	—	(8)	—
Total stockholders' equity	—	67,080	—
Total liabilities and stockholders' equity	—	361,338	—
(Net assets)			
Capital stock	30,500	—	—
Capital surplus	30,505	—	—
Capital surplus reserve	30,500	—	—
Other capital surplus	5	—	—
Retained earnings	18,756	—	—
Other earned surplus	18,756	—	—
Earned surplus carried forward to the following term	18,756	—	—
Treasury stock	(5,901)	—	—
Total Stockholders' equity	73,861	—	—
Gains(losses) on valuation of other securities	(11)	—	—
Total valuation and translation adjustments	(11)	—	—
Total net assets	73,849	—	—
Total liabilities and net assets	532,757	—	—

Comparative Statements of Income (Main Details)

(Unit : Million Yen)

Category	FY 2006 (A)	FY 2005 (B)	Comparison(A to B)
Ordinary income	75,427	64,612	10,814
Interest income	422	78	343
Of the above: Interest and dividends on securities	284	78	206
Fees and commissions income	74,875	63,973	10,902
Of the above: ATM acceptance fees	73,124	61,957	11,166
Other business income	–	444	(444)
Other current income	129	116	13
Ordinary expenditure	50,405	45,203	5,202
Interest expenses	1,534	634	899
Of the above: Interest on deposits	224	45	179
Fees and commissions expenses	6,491	4,845	1,645
Of the above: ATM placement fees	6,150	4,556	1,594
ATM—related fees	158	134	24
Other business expenses	653	68	584
Operating expenses	41,574	39,565	2,009
Other ordinary expenditure	151	88	62
Ordinary profit	25,021	19,409	5,612
Extraordinary profit	–	15	(15)
Extraordinary losses	4,012	2,823	1,189
Pretax current term net profit	21,009	16,601	4,407
Corporate, inhabitant and enterprise taxes	9,564	3,870	5,694
Corporate tax adjustments	(1,223)	2,141	(3,364)
Current term net profit	12,667	10,590	2,076
Loss brought forward from the previous term	–	4,501	–
Unappropriated retained earnings for current term	–	6,089	–

Comparative Statements of Cash Flows

(Unit : Million Yen)

Category	April 1, 2006 to March 31, 2007 (A)	April 1, 2005 to March 31, 2006 (B)	Comparison (A to B)
I Cash flows from operating activities			
Pretax current term net profit	21,009	16,601	4,407
Depreciation expenses	5,412	4,311	1,101
Net change in allowance for bad loans (loss)	25	(15)	40
Net change in reserve for losses on cancellation of leases (loss)	2,310	—	2,310
Net change in reserve for losses on relocation of business establishment (loss)	87	—	87
Interest income	(422)	(78)	(343)
Interest expenses	1,534	634	899
Gains (losses) on securities transactions (loss)	105	68	36
Gains (losses) on disposal of movable and immovable assets (loss)	—	47	—
Gains (losses) on disposal of fixed assets (loss)	77	—	—
Net change in deposits (loss)	6,065	56,993	(50,927)
Net change in negotiable certificates of deposit (loss)	72,190	(49,890)	122,080
Net change in borrowed money (loss)	—	25,000	(25,000)
Net change in call loans and so forth (loss)	(94,500)	—	(94,500)
Net change in proceeds from issuance and maturity of ordinary bonds (loss)	60,000	—	60,000
Net change in ATM-related unsettled accounts (loss)	(27,332)	(5,587)	(21,745)
Interest received	418	292	126
Interest paid	(1,144)	(561)	(582)
Other	(302)	(594)	291
Subtotal	45,535	47,223	(1,687)
Corporate taxes paid	(5,784)	(10)	(5,773)
Net cash provided by (used in) operating activities	39,750	47,212	(7,461)
II Cash flows from investing activities			
Purchases of securities	(162,178)	(123,394)	(38,783)
Proceeds from maturity of securities	145,500	95,500	50,000
Purchases of movable and immovable assets	—	(214)	—
Purchases of software	—	(6,784)	—
Purchases of tangible fixed assets	(10,178)	—	—
Purchases of intangible fixed assets	(5,358)	—	—
Net cash provided by (used in) investing activities	(32,215)	(34,892)	2,677
III Cash flows from financing activities			
Purchases of treasury stock	(5,940)	—	(5,940)
Proceeds from disposal of treasury stock	44	—	44
Net cash provided by (used in) financing activities	(5,895)	—	(5,895)
IV Conversion difference of cash and cash equivalents	—	—	—
V Net increase in cash and cash equivalents	1,640	12,319	(10,679)
VI Balance of cash and cash equivalents at the beginning of the year	253,117	240,797	12,319
VII Balance of cash and cash equivalents at the end of the year	254,757	253,117	1,640

【Omission of Disclosure】

The disclosure of notes to lease transactions, transactions with the people concerned, tax effect accounting and retirement benefits shall be omitted as unnecessary in a summary of financial statements.

【Per Share Information】

		FY 2006	FY 2005
Net assets per share	Yen	63,317.15	54,984.18
Current term net profit per share	Yen	10,736.56	8,680.89
Current term net profit per share after latent share adjustment	Yen	—	—

(Note) 1. "Application Guidelines for Accounting Standards concerning Current Term Net Profit per Share" (No.4 of Application Guidelines for Accounting Standards for Business Enterprises, 2002/9/25) has been revised as of January 31, 2006, and the revised version has been supposed to apply to the fiscal year ending on and after the effective date of the Companies Act and onwards. Therefore, from the current term onwards, the revised Application Guidelines shall apply. Nothing has changed due to such revision.

2. The current term net profit per share shall be calculated based on the following data.

		FY 2006	FY 2005
Current term net profit per share	Yen	10,736.56	8,680.89
Current term net profit	Million Yen	12,667	10,590
Amount not attributed to ordinary shareholders	Million Yen	—	—
Current term net profit available to shareholders of shares of common stock	Million Yen	12,667	10,590
Average number of shares of common stock during the year	Thousands of shares	1,179	1,220

3. Since there are no latent shares, nothing has been stated in the "Current Term Net Profit per Share after Latent Share Adjustment."

5. Other Financial Information

Except where otherwise noted, any fraction of less than one unit shall be omitted.

During the year, no loans or bills discounted were generated. Therefore, the following information concerning such loans and bills discounted has not been stated in this summary:

The average balance of loans and bills discounted, the balance of loans and bills discounted by remaining period, the details of loans and bills discounted by type of collateral, the details of loans and bills discounted by purpose, the details of loans and bills discounted by business sector, the loans and bills discounted for small and mid-sized enterprises, the balance of loans to specific foreign borrowers, the loan-deposit ratio, the balance of loans and bills discounted falling under the category of loans to bankrupt borrowers, the balance of loans and bills discounted falling under the category of delinquent loans, the balance of loans and bills discounted having fallen under the category of delinquent loans for three months or more, the amount of loans and bills discounted falling under the category of loans, the terms and conditions of which were relaxed, and the amortization of the loans and bills discounted.

【Key Management Indicators】

(Unit : Million Yen)

	FY2006	FY 2005	FY 2004	FY 2003	FY 2002
Ordinary income	75,427	64,612	47,967	29,117	11,568
Ordinary profit	25,021	19,409	10,075	3,035	(8,173)
Current term net profit	12,667	10,590	10,843	5,027	(8,191)
Capital stock	30,500	61,000	61,000	61,000	61,000
Total number of outstanding shares	1,220,000 shares	1,220,000 shares	1,220,000 shares	1,220,000 shares	1,220,000 shares
Net assets	73,849	67,080	56,508	45,662	40,658
Total assets	532,757	361,338	313,305	259,676	159,928
Deposit balance	187,836	181,770	124,776	122,442	75,908
Balance of loans and bills discounted	–	–	–	–	–
Securities balance	78,338	53,571	26,012	22,002	22,605
Non-consolidated equity ratio	(Preliminarily Reported Value) 37.94%	233.49%	182.39%	201.01%	221.39%
Dividend payout ratio	46.03%	–	–	–	–
Number of employees	266 persons	211 persons	181 persons	145 persons	140 persons

As for "Number of employees", directors and officers as well as dispatched and part-time workers shall be excluded.

【Gross Profit & Net Business Profit】

(Unit : Million Yen)

	FY 2006	FY 2005	Comparison
Interest income (expenses)	(1,112)	(556)	(556)
Fees and commissions income (expenses)	68,384	59,127	9,256
Other business income (expenses)	(653)	375	(1,029)
Gross business profit	66,617	58,946	7,671
Gross business profit margin rate	49.51%	72.71%	(23.20%)
Net Business Profit	25,018	19,381	5,636

Our International Business Division has not generated any income or expenses. In addition, none of our specific transactions has generated any income or expenses.

"Gross business profit margin rate" shall be obtained by dividing the amount of gross business profit by the average balance of interest-related accounts.

【Average Balances of Interest Income & Expenses Accounts, and so forth】

(Unit : Million Yen, %)

		FY 2006	FY 2005	Comparison
Interest income accounts	Average balance	134,554	81,064	53,489
	Interest rate	422	78	343
	Yield	0.31	0.09	0.21
Of the above: Securities	Average balance	68,666	39,337	29,329
	Interest rate	284	78	206
	Yield	0.41	0.19	0.21
Call loans	Average balance	31,208	–	31,208
	Interest rate	116	–	116
	Yield	0.37	–	0.37
Due from banks (excluding non interest-bearing ones)	Average balance	34,678	41,726	(7,048)
	Interest rate	20	0	20
	Yield	0.05	0.00	0.05
Interest expenses accounts □	Average balance	347,758	290,699	57,059
	Interest rate	1,534	634	899
	Yield	0.44	0.21	0.22
Of the above: Deposits	Average balance	182,288	153,984	28,304
	Interest rate	224	45	179
	Yield	0.12	0.02	0.09

Negotiable certificates of deposit	Average balance	47,638	42,103	5,534
	Interest rate	192	16	176
	Yield	0.40	0.03	0.36
Call money	Average balance	18,429	33,131	(14,701)
	Interest rate	28	2	26
	Yield	0.15	0.00	0.14
Borrowed money	Average balance	65,004	46,479	18,524
	Interest rate	661	438	222
	Yield	1.01	0.94	0.07
Bonds	Average balance	34,397	15,000	19,397
	Interest rate	427	132	295
	Yield	1.24	0.88	0.36
Total average interest rate spread (Yield of ①−Yield of ②)		(0.12)	(0.12)	(0.00)

The Company's International Business Division, interest income accounts and interest expenses ones have not existed.

【Changes in Interest Income & Expenses】

(Unit : Million Yen)

	FY 2006			FY 2005		
	Changes in balance	Changes in interest rate	Net changes	Changes in balance	Changes in interest rate	Net changes
Interest income accounts	234	109	343	29	22	52
Of the above: Securities	121	85	206	29	22	52
Call loans	116	—	116	—	—	—
Due from banks (excluding non interest-bearing ones)	(4)	24	20	0	0	0
Interest expenses accounts	463	435	899	175	13	188
Of the above: Deposits	34	144	179	10	0	11
Negotiable certificates of deposit	22	153	176	(9)	1	(7)
Call money	(22)	49	26	0	0	1
Borrowed money	188	34	222	173	10	183
Bonds	241	54	295	—	0	0

If factors for changes in the balance and interest rate overlap, the pro rata calculation method, in which the contribution ratios of both such factors are taken into consideration, shall be adopted.

Our International Business Division has not generated any income or expenses.

【Profit Ratios】

(Unit: %)

	FY 2006	FY 2005	Comparison
Ratio of ordinary profit to total assets	5.71	5.26	0.44
Ratio of ordinary profit to capital	33.64	28.95	4.68
Ratio of current term net profit to total assets	2.89	2.87	0.01
Ratio of current term net profit to capital	17.03	15.80	1.23

【Average Balance of Deposits】

(Unit : Million Yen)

	FY 2006	FY 2005	Comparison
Liquid deposits	171,583	153,481	18,102
Fixed deposits	10,704	503	10,201
Negotiable certificates of deposit	47,638	42,103	5,534
Total	229,927	196,088	33,838

As for the Company's International Business Division, there is no average balance of deposits.

【Year-End Deposit Balance】

(Unit : Million Yen)

	As of the end of FY 2006	As of the end of FY 2005	Comparison
Liquid deposits	171,881	178,047	(6,165)
Fixed deposits	15,955	3,723	12,231
Negotiable certificates of deposit	87,300	15,110	72,190
Total	275,136	196,880	78,255

As for the Company's International Business Division, there is no year-end deposit balance.

【Balances of Time Deposits by Remaining Period】

(Unit : Million Yen)

	As of the end of FY2006	As of the end of FY2005	Comparison
Less than 3 months	4,942	391	4,550
3 months to less than 6 months	1,432	313	1,119
6 months to less than 1 year	2,968	831	2,137
1 year to less than 2 years	1,562	207	1,355
2 years to less than 3 years	2,116	1,478	637
3 years or more	2,931	500	2,431
Total	15,955	3,723	12,231

【Details of Operating Expenses】

(Unit : Million Yen)

	FY2006	FY2005	Comparison
Operating expenses	41,574	39,565	2,009
Of the above: Labor cost	3,028	2,487	540
Nonpersonnel expenses	35,602	34,752	849
Of the above: Entrustment cost	13,744	14,442	(697)
Renting or leasing expenses of land, building and machinery	6,724	7,502	(778)
Depreciation expenses	5,412	4,311	1,101

【Average Balance of Trading Securities】

Any average balance of such securities has not existed.

【Balance of Securities with a Maturity Date by Remaining Period】

As of March 31, 2007 (Unit : Million Yen)

	1 year or less	1 year to 5 years or less	5 years to 10 years or less	More than 10 years	Total
Japanese government bonds	78,194	—	—	—	78,194
Local government bonds	—	—	—	—	—
Corporate bonds	—	—	—	—	—
Total	78,194	—	—	—	78,194

The Company's International Business Division has no balance of such securities.

As of March 31, 2006 (Unit : Million Yen)

	1 year or less	1 year to 5 years or less	5 years to 10 years or less	More than 10 years	Total
Japanese government bonds	47,568	–	–	–	47,568
Local government bonds	–	–	–	–	–
Corporate bonds	6,002	–	–	–	6,002
Total	53,571	–	–	–	53,571

The Company's International Business Division has no balance of such securities.

All the Company's corporate bonds are government guaranteed bonds.

【Average Balance of Securities】

(Unit : Million Yen)

	FY2006	FY2005	Comparison
Japanese government bonds	66,002	33,341	32,660
Local government bonds	—	—	—
Corporate bonds	2,602	5,995	(3,393)
Stocks	62	—	62
Other securities	—	—	—
Of the above: Foreign bonds	—	—	—
Foreign stocks	—	—	—
Total	68,666	39,337	29,329

As for the Company's International Business Division, there is no average balance of securities.

All the Company's corporate bonds are government guaranteed bonds.

【Year-End Balance of Securities】

(Unit : Million Yen)

	As of the end of FY 2006	As of the end of FY 2005	Comparison
Japanese government bonds	78,194	47,568	30,625
Local government bonds	—	—	—
Corporate bonds	—	6,002	(6,002)
Stocks	144	—	144
Other securities	—	—	—
Of the above: Foreign bonds	—	—	—
Foreign stocks	—	—	—
Total	78,338	53,571	24,767

As for the Company's International Business Division, there is no year-end balance of securities.

All the Company's corporate bonds are government guaranteed bonds.

【Ratio of Securities to Deposits】

(Unit: %)

	FY2006	FY2005	Comparison
Ratio of securities to deposits (Year-end balance)	28.47	27.21	1.26
Ratio of securities to deposits (Average balance)	29.86	20.06	9.80

Ratio of securities to deposits

$$\left(\frac{\text{Year-end (average) balance of securities}}{\text{Year-end (average) balance of deposits, bonds, etc.}} \times 100 \right)$$

【Position of Net Worth Equity Capital】

(Million Yen)

	As of the end of FY2006 (Preliminarily reported value)	As of the end of FY2005	Comparison
Fundamental items (A)	68,018	67,080	937
Complementary items (B)	67	42	24
Quasi-complementary items (C)	-		-
Deduction items (D)	-	-	-
Net worth equity capital ((A) +(B) + (C))− (D) (E)	68,085	67,123	962
Items of assets (on balance) (F)	64,322	28,671	35,650
Items of off-balance transactions and so forth (G)	59	74	(15)
The amount obtained by dividing the amount equivalent to market risk by 8% (H)	-		-
The amount obtained by dividing the amount equivalent to operational risk by 8% (I)	115,033		115,033
Risk assets and so forth (F) +(G) + (H))+ (I) (J)	179,415	28,746	150,668
Equity Ratio (Domestic Standards) = (E)/(J)×100	37.94%	233.49%	(195.55%)

(Note)

The amounts as of the end of fiscal year 2006 and those as of the end of fiscal year 2005 were calculated under the new standards (Basel II) and under the old standards, respectively.

If calculated under the old standards, the non-consolidated equity ratio as of the end of fiscal year 2006 is 104.34%.

【Fair market values and so forth of Securities】

1. Trading securities:
   There are no applicable data.

2. Held-to-maturity bonds with fair market value:
   There are no applicable data.

3. Other securities with fair market value:

As of March 31, 2007 (Unit: Million Yen)

	Historical cost	Amount included in balance sheet	Gains (losses) on valuation	Of gains (losses) on valuation: Gains	Of gains (losses) on valuation: Losses
Japanese government bonds	78,213	78,194	(19)	0	19
Government guaranteed bonds	—	—	—	—	—
Total	78,213	78,194	(19)	0	19

The Company's International Business Division has no balance of such securities.

As of March 31, 2006 (Unit: Million Yen)

	Historical cost	Amount included in balance sheet	Gains (losses) on valuation	Of gains (losses) on valuation: Gains	Of gains (losses) on valuation: Losses
Japanese government bonds	47,587	47,568	(18)	—	18
Government guaranteed bonds	5,998	6,002	3	3	—
Total	53,585	53,571	(14)	3	18

The Company's International Business Division has no balance of such securities.

4. Main components of securities without fair market value and their amounts included in the balance sheet:

(Unit: Million Yen)

	As of March 31, 2007	As of March 31, 2006
Other securities:		
Unlisted stocks	144	—
Total	144	—

The Company's International Business Division has no balance of such securities.

【Fair Market Values and so forth of Money Trust】

There are no applicable data.

【Fair Market Values and so forth of Derivative Transactions】

1. Interest-related transactions:

As of March 31, 2007 (Unit: Million Yen)

Category	Transaction type		Contract amount and so forth	Of the whole: Over 1 year	Fair market value	Valuation Gain (loss)
Over the counter	Interest rate swap	Floating rate receipt /Fixed rate payment	35,000	35,000	24	24
Total			35,000	35,000	24	24

The above transaction shall be valuated by the market value method. And, the valuation gain (loss) shall be included in the statement of income.

Calculation of fair market value: The calculation shall be based on cash discount flow and so forth.

Interest-rate swaps, to which the special treatment has been given, shall not be stated in the above table.

As of March 31, 2006 (Unit: Million Yen)

Category	Transaction type		Contract amount and so forth	Of the whole: Over 1 year	Fair market value	Valuation Gain (loss)
Over the counter	Interest rate swap	Floating rate receipt / Fixed rate payment	35,000	35,000	121	121
Total			35,000	35,000	121	121

The above transaction shall be valuated by the market value method. And, the valuation gain (loss) shall be included in the statement of income.

Calculation of fair market value: The calculation shall be based on cash discount flow and so forth.

Interest-rate swaps, to which the special treatment has been given, shall not be stated in the above table.

2. Currency-related transactions:
There are no applicable data.

【Year-End Balance of Allowance for Bad Loans】

(Unit: Million Yen)

	As of the end of FY2006	As of the end of FY2005
General allowance for bad loans	67	42
Separate allowance for bad loans	3	3
Reserve for loans to specific foreign borrowers	—	—
Total	70	45

As for the temporary payments and so forth continuously generated in our business operations, the general allowance for bad loans provided under our internal regulations shall be posted.

【Changes in Allowance for Bad Loans during the Year】

(Unit: Million Yen)

	FY2006	FY2005
General Allowance for bad loans	24	(18)
Separate allowance for bad loans	0	3
Reserve for loans to specific foreign borrowers	—	—
Total	25	(15)

【Data of Asset Assessment】

(Unit: Million Yen)

Type of loan	As of the end of FY2006	As of the end of FY2005	Comparison
Loans to borrowers in bankruptcy or under rehabilitation and other similar loans	—	—	—
Risky loans	—	—	—
Loans to borrowers requiring supervision	—	—	—
Normal loans	72,865	35,201	37,663
Total	72,865	35,201	37,663

The above data shall be prepared under "The Law concerning Emergency Measures for the Revitalization of the Financial Functions."

【Details of Corporate Bonds】

Name	Issue date	Total issue amount	Issue price	Balance at the beginning of the year	Increase during the year	Decrease during the year	Year-end balance (Of the above, the amount of the redemption scheduled within a year)	Interest rate	Redemption date
	Year/Month/Day	Million Yen	Yen, Sen	Million Yen	Million Yen	Million Yen	Million Yen	%	Year/Month/Day
The 1st Series Unsecured Bond (Limited to qualified institutional investors)	15.12.10	15,000	100.00	15,000	—	—	15,000 (—)	0.88	20.12.10
The 2nd Series Unsecured Bond	18.12.4	36,000	100.00	-	36,000	—	36,000 (—)	1.45	23.12.20
The 3rd Series Unsecured Bond	18.12.4	24,000	100.00	-	24,000	—	24,000 (—)	1.67	25.12.20

6. Other Matters

(1) Changes in Directors and Officers

Changes in directors (As of June 22, 2007)

① The representative:

There are no changes.

② Other directors:

□Retiring director:

Isamu Hirai (Director)

(2) Others

【Company Profile】 As of March 31, 2007

1. Name: Seven Bank, Ltd.
2. Head office: 1-6-1, Marunouchi, Chiyoda-ku, Tokyo
3. President : Takashi Anzai
4. Date of establishment: April 10, 2001
5. Start of operation: May 7, 2001
6. Capital stock: 30.5 billion yen
7. Number of outstanding shares: 1.22 million shares
8. Major shareholders

Shareholders	Number of stocks held	(Ratio of shareholding)
Seven-Eleven Japan Co., Ltd.	303,639	(24.89%)
Ito-Yokado Co., Ltd.	196,961	(16.14%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	60,000	(4.92%)
Corporate Valueup Fund Investment Limited Partnership	55,400	(4.54%)
York-Benimaru Co., Ltd.	52,400	(4.30%)
Sumitomo Mitsui Banking Corporation	30,000	(2.46%)
Resona Bank, Limited.	30,000	(2.46%)
The Dai-ichi Mutual Life Insurance Company	30,000	(2.46%)
Life Foods Co., Ltd.	30,000	(2.46%)
Meiji Yasuda Life Insurance Company	20,000	(1.64%)
Nippon Life Insurance Company	20,000	(1.64%)
Mitsui Sumitomo Insurance Co., Ltd.	20,000	(1.64%)
Nomura Research Institute, Ltd.	20,000	(1.64%)
Nomura Holdings Inc.	20,000	(1.64%)
Nikko Cordial Corporation	20,000	(1.64%)
Hitachi, Ltd.	20,000	(1.64%)
NEC Corporation	20,000	(1.64%)

* In stating the percentage of shares held, three places of decimals or smaller are rounded off.

* Seven Bank, Ltd. holds 53,650 shares (4.40%) as treasury stock.

9. Directors and Officers

President, Representative Director	Takashi Anzai
Director, Senior Managing Executive Officer	Masatoshi Wakasugi
Director, Managing Executive Officer	Toshiaki Ikeda
Director, Executive Officer	Kensuke Futagoishi
Director (part-time)	Takahide Sakurai*
Director (part-time)	Nobutake Sato*
Director (part-time)	Tadahiko Ujiie*
Director (part-time)	Isamu Hirai
Statutory Auditor	Hideo Tanaka*
Statutory Auditor (part-time)	Masaharu Hino*
Statutory Auditor (part-time)	Sachiko Kishimoto*
Statutory Auditor (part-time)	Masayuki Sato*
Executive Officer	Nobuo Shirai
Executive Officer	Yasuaki Funatake

Those with * mark are outside directors or auditors.

The representative director shall also serve as an executive officer.

10. Number of employees: 266 persons (Directors and officers as well as dispatched and part-time workers shall be excluded.)

[Organizational Chart] (As of March 31, 2007)


Planning Department
Risk Control Office
Research Department
General Affairs Department
Human Resources Department
Funds and Securities Office
System Department
System Planning Office
Administration Department
Customer Service Department
Department of ATM Operation Management
Business Promotion Department
Business Development Department
Compliance Committee
ALM Committee
Risk Management
System Planning and Development Committee
Management Committee
Management Meeting President
Audit Department
Board of Directors
Board of Auditors
Auditors' Office

Customers

Section in charge of accounting
Section in charge of public relations
Section in charge of business planning
Section in charge of management planning
Planning Department

Section in charge of legal affairs
Section in charge of compliance
Section in charge of risk management
Risk Control Office

Section in charge of research
Research Department

Section in charge of general affairs
General Affairs Department

Section in charge of employees' welfare
Section in charge of recruitment and training
Section in charge of personnel affairs
Human Resources Department

Section in charge of funds and securities
Funds and Securities Office

System Operation Center
Section in charge of ATM development
Section in charge of network development
Section in charge of system development
System Department

Section in charge of system risk management
Section in charge of system planning
System Planning Office

Administration Center
Section in charge of market administration
Section in charge of administration planning
Administration Department

Support Center
Telephone Center
ATM Call Center
Section in charge of customers' complaints
Section in charge of customer service planning
Customer Service Department

Section in charge of cash audit
Section in charge of asset management
Section in charge of ATM operation management
Department of ATM Operation Management

Section in charge of sales promotion
Section in charge of partnership promotion
Business Promotion Department

Section in charge of research and study
Section in charge of product development
Section in charge of channel development
Business Development Department

Compliance Committee
ALM Committee
Risk Management Committee
System Planning and Development Committee
Management Committee

Personnel Affairs and Remuneration Committee

Management Meeting
President

Board of Directors

General Meeting of Shareholders

Board of Auditors

Audit Department

Auditors' Office

《Heads of Departments and Offices》

Head of Audit Department	Yuji Akita
Head of Planning Department	Kensuke Futagoishi (Director, Executive Officer)
Head of Risk Control Office	Masatoshi Wakasugi (Director, Senior Managing Executive Officer)
Head of Research Department	Akiyuki Inao
Head of General Affairs Department	Nobuo Shirai (Executive Officer)
Head of Human Resources Department	Nobuo Shirai *Serving as both Heads of General Affairs and Human Resources Departments.
Head of Funds and Securities Office	Shinji Motegi
Head of System Department	Toshiaki Ikeda (Director, Managing Executive Officer)
Head of System Planning Office	Yoshitaka Koshi
Head of Administration Department	Kazuhiko Matsushita
Head of Customer Service Department	Naoki Yamazaki
Head of Department of ATM Operation Management	Tsutomu Yamazaki
Head of Business Promotion Department	Yasuaki Funatake (Executive Officer)
Head of Business Development Department	Hisanao Kawada

【Our Risk Management System】

We established a risk management system to ensure sound and efficient management, by recognizing and adequately controlling various kinds of risk characteristics in management. Under the "Basic Policy of Risk Management" decided by the Board of Directors, we established the risk management policy for the entire Company, the basic policies of various kinds of risk management and the structure and system for risk management. Under this basic policy, the Management Meeting formulated regulations concerning risk management.

To manage risks, we established a section in charge of risk management of the Risk Control Office as the body to control risk management for the entire Company, sections to control various kinds of risk management, the Audit Department as the body for our internal audit, and so forth. In addition, we also established the Risk Management Committee and the ALM Committee as consultative bodies to give advice on risk management to the Management Meeting.

■ Credit Risk Management System

The basic policy concerning credit risk has been provided in our "Basic Policy of Risk Management", and, the "Regulations of Credit Risk Management" has been established as its sub-regulations. We complied with such policy and regulations. As of now, our credit risks are limited to due from banks, funds release, temporary payments, and so forth to blue chip financial institutions and so forth involved in our ATM settlement and ALM control operations. Thus, we successfully controlled credit risks in our management. Moreover, in accordance with the self-assessment and allowance-for-depreciation standards as well as with the self-assessment and allowance-for-depreciation regulations, we implemented fair self assessment and properly calculated the allowance for depreciation.

■ Market Risk Management System

The basic policy concerning market risk is provided in our "Basic Policy of Risk Management", and, the "Regulations of Market Risk Management" is established as its sub-regulations. We complied with such policy and regulations. Setting maximum risk amount, maximum position and maximum loss tolerance is provided in the "Regulations of Market Risk Management." On a daily basis, the section in charge of risk management of the Risk Control Office measures and monitors such data to make a report to our Management. In addition, at their monthly meeting, the ALM Committee shall receive a report concerning the risk condition, the projected interest rate movement and other matters on which to decide our management policy.

■ Liquidity Risk Management System

The basic policy concerning liquidity risk has been provided in our "Basic Policy of Risk Management", and, the "Regulations of Liquidity Risk Management" has been established as its sub-regulations. We complied with such policy and regulations. Setting maximum gaps possibly resulting from different investment and fundraising periods has been provided in the "Regulations of Liquidity Risk Management." Therefore, on a daily basis, the section in charge of risk management of the Risk Control Office measures and monitors such data to make a report to our Management. To provide against financial hardships, we identified countermeasures against all possible scenarios in advance and took all other necessary measures so that the Company as a whole can overcome such hardships quickly and functionally. Furthermore, the main components of our investment are government bonds and deposits, which can be instantly liquidated. We also set commitment lines and made other efforts. Therefore, our monetary liquidity is ensured in case of emergency.

■ Administrative Risk Management System

We provide our banking services in a not-face-to-face style, mainly at our ATMs. Therefore, the basic policy concerning administrative risk, in which our special nature as stated above is taken into consideration, has been provided in our "Basic Policy of Risk Management", and, the "Regulations of Administrative Risk Management" has been established as its sub-regulations. We complied with such policy and regulations to ensure our precise and proper administrative operations. Moreover, to prevent possible administrative mistakes and internal corruption, all our departments, offices and centers implement their respective voluntary inspections, and, the Audit Department properly implements our internal audits. In addition, upon opening deposit accounts, we strictly check such customers under the Act on Confirmation of Customers and so forth. Identification by Financial Institution and so forth to prevent opening of illegal/ bogus accounts and money laundering in our original system. On the other hand, our ATM Call Center and Telephone Center respond to our customers' inquiries and so forth throughout the year. As for customers' complaints and so forth, our administrative division and the divisions concerned join hands to quickly deal with such complaints. Important complaints are reported to our Management.

■ System Risk Management System

We established our basic policy concerning system risk as the "Regulations of System Risk Management". By developing and managing our system under such regulations, we aim to realize efficient development, fully enhanced quality and safe management. Our system, to which the latest information technology has been fully applied, consists of double networks and multiple hardware devices. To provide against disasters and system failure, we took measures such as switching operations at the Backup Center. As for libraries such as file programs, we backed up and kept such libraries in a distant place to provide against unexpected events, depending on importance. In addition, we pay careful attention to information management, by adopting a firewall to prevent unauthorized access to our system, monitoring access to our system 24 hours a day and 365 days a year, encoding the data sent and received between our customers and us, installing virus checking software and other efforts. Furthermore, we developed a Contingency Plan in advance and implemented relevant training on a regular basis to provide against unexpected events including system failure and disasters so that our customers are safe in using our services.

【Our Compliance System】

Compliance with social norms such as laws and regulations is a natural prerequisite for obtaining credibility from society. In addition, banks should play highly public roles and take on significant social responsibilities. Our efforts to realize perfect compliance, which is the most important management issue, are as follows:

◘ Compliance System

A compliance officer assigned to each of our sections makes efforts to realize his or her section's perfect compliance and plays a consulting role in case of problems and so forth. On the other hand, under the supervision and control for our entire company by the officer responsible for the Risk Control Office, the Risk Control Office supervises our entire company to establish a system where our self verification functions work at our own risk and through our self-supporting efforts and mutual checks. The Audit Department serves as an internal auditing body, which is independent from the compliance system for our entire company. Moreover, important matters concerning general compliance shall be discussed and evaluated by "the Compliance Committee", which is an advisory body to the Management Meeting.

◘ Compliance Program

Each fiscal year, we will establish a "Compliance Program" to serve as a practice plan for compliance. Our actual activities for compliance shall be carried out under such "Compliance Program." The Board of Directors will examine and evaluate the progress and implementation of each year's program to work out the following year's program based on the results of such examination and evaluation.

◘ Compliance Manual

We will prepare our compliance manual and distribute it to all our employees so that they can be fully informed of our compliance policy. This compliance manual will be revised, if needed (in case of revision or abolition of laws and regulations, and so forth.) In addition, to ensure that our employees fully understand the contents of our compliance manual, each of our sections will repeatedly carry out compliance-related training and other activities under the Compliance Program.

NEWS RELEASE

セブン銀行
Public Relations Section Planning Division
Marunouchi Center Building 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005 Japan

May 11, 2007

Announcement regarding the dividends of retained earnings

Seven Bank Ltd. today announced that it decided at the Board of Directors' meeting held on May 11, 2007 on a policy regarding the dividends of retained earnings, with a record date of March 31, 2007, as stated below.

This decision will be confirmed and finally approved at the Board of Directors' meeting which will be held on June 1, 2007 regarding the year-end settlement of accounts.

1. Details of the dividends

	Estimated amount of dividends in the current term (Fiscal year ending March, 2007)	Result of the previous fiscal term (Fiscal year ending March, 2006)
Record date	March 31, 2007	March 31, 2006
Cash dividends per share	JPY 5,000.	-
Total amount of dividends	JPY 5,831,750,000	-
Date effective	June 25, 2007	-
Source of dividends	Retained earnings	-

2. Grounds for decision regarding amount of dividends

Seven Bank positions return of profit to our shareholders as part of an important management issue. The company's basic policy regarding the dividends of retained earnings at the term end is to, in terms of an appropriate profit return to our shareholders, aim to continuously pay stable dividends by cash while still taking the balance of the internal reserve into account. Dividend payout ratio has been set at 35% annually.

This will be the first dividend distribution since the company's formation, and as a token of gratitude for shareholders who have been supporting and investing in Seven Bank since the company's establishment, Seven Bank intends to pay dividends at the rate of JPY 5,000 per share in the current fiscal year. We intend to pay dividends at the rate of JPY 4,100 per share in the next fiscal year.

[Contact]
Public Relations, Planning Division of Seven Bank, Ltd. TEL: +81-3-3211-3041

END